Exhibit 99.1

GFL Environmental Successfully Completes Refinancing Initiatives

VAUGHAN, ON, January 31, 2023 – GFL Environmental Inc. (NYSE: GFL) (TSX: GFL) (“GFL” or the “Company”), a leading North American diversified environmental services company, today announced that it has amended its term loans as part of its strategy to create long-term value by reducing its cost of capital, pursuing opportunistic financings to fund its growth and preserving leverage, with a view to increasing its free cash flow.

GFL has amended its senior secured term loan to extend the maturity date by two years to May 31, 2027 and to transition the remainder of the loan from a LIBOR-based interest benchmark to a SOFR-based interest benchmark. The senior secured loan was refinanced on more favourable pricing terms, resulting in a reduction in the Company’s cost of capital. GFL also amended its revolving credit facility to increase the term loan portion by $275.0 million on existing terms. The proceeds from the increased loan will be used for general corporate purposes and to fund acquisitions. Following the completion of these initiatives, the Company expects to maintain its current credit rating profile and leverage within previously stated ranges.

“Our ability to successfully complete these refinancing initiatives on such favourable terms in the current market is a testament to the support of our long-standing group of institutional debt investors,” said Patrick Dovigi, Founder and CEO of GFL. “We have worked very hard to build the trust of these investors who have supported us in our growth strategies, allowing us to continue to pursue our goal of creating long-term value for all stakeholders.” Mr. Dovigi concluded, “I look forward to sharing with investors our year end results and expectations for 2023 and providing an update on our other strategic initiatives during our earnings call on February 22, 2023.”

About GFL

GFL, headquartered in Vaughan, Ontario, is the fourth largest diversified environmental services company in North America, providing a comprehensive line of solid waste management, liquid waste management and soil remediation services through its platform of facilities throughout Canada and in more than half of the U.S. states. Across its organization, GFL has a workforce of more than 19,500 employees.

Forward-Looking Information

This release includes certain “forward-looking statements” and “forward-looking information” (collectively, “forward-looking information”) within the meaning of applicable U.S. and Canadian securities laws, respectively. Statements containing forward-looking information are not historical facts nor assurances of future performance but instead represent management's expectations, estimates and projections regarding future events or circumstances. Forward-looking information is based on our opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such information is stated and is subject to known and unknown risks, uncertainties, assumptions and other important factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information. Important factors that could materially affect our forward-looking information can be found in the "Risk Factors" section of GFL's annual information form for the year ended December 31, 2021 and GFL's other periodic filings with the U.S. Securities and Exchange Commission and the securities commissions or similar regulatory authorities in Canada. GFL undertakes no obligation to publicly update any forward-looking information, except as required by applicable securities laws.

For more information:

Patrick Dovigi +1 905-326-0101 pdovigi@gflenv.com